

January 6, 2014

Via E-mail
Aleksandrs Sviks
Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Marika Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 11, 2013**
> **File No. 333-190728**

Dear Mr. Sviks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Dilution, page 14

1. We note that you have updated your dilution table to utilize the September 30, 2013 financial statements. However, you do not appear to have updated the net tangible book value per common share before the offering. Please show us your calculations for all amounts in this table.

Exhibit 23.2

2. We note your response to comment 2 from our letter dated December 6, 2013 and your updated auditors' consent. We note that your auditor consents to the use of his opinion dated July 19, 2013 on the financial statements as of September 30, 2013 and for the period from inception May 24, 2013 to September 30, 2013. The auditors' opinion dated July 19, 2013 was on the financial statements as of June 30, 2013 and for the period from inception May 24, 2013 to June 30, 2013. Please revise.

       Please contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

       Sincerely,

       /s/ Mara L. Ransom

       Mara L. Ransom
       Assistant Director